Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:	($ in millions)
Income from continuing operations before taxes(1)	$6.7	$162.7	$250.0	$225.2	$379.4
Add (deduct):
Earnings of non-consolidated affiliates	(1.7)	(1.7)	(2.8)	(3.0)	(9.6)
Distributions from affiliated companies	—	—	1.5	1.3	1.4
Amortization of capitalized interest	2.2	2.2	2.1	1.6	1.4
Capitalized interest	(1.1)	(0.2)	(1.1)	(7.4)	(1.2)
Fixed charges as described below	123.1	67.5	62.0	54.0	49.5
Total	$129.2	$230.5	$311.7	$271.7	$420.9

Fixed charges:
Interest expensed and capitalized	$98.1	$44.0	$39.7	$33.8	$31.6
Estimated interest factor in rent expense(2)	25.0	23.5	22.3	20.2	17.9
Total	$123.1	$67.5	$62.0	$54.0	$49.5

Ratio of earnings to fixed charges	1.0	3.4	5.0	5.0	8.5

(1)
The income from continuing operations before taxes for the year ended December 31, 2011 included a pretax gain of $181.4 million as a result of remeasuring our previously held 50% equity interest in SunBelt.

(2)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.